

February 17, 2023

Thomas Shannon
Chairman and Chief Executive Officer
Bowlero Corp.
7313 Bell Creek Road
Mechanicsville, Virginia 23111

> **Re: Bowlero Corp.**
> **Form 10-K for Fiscal Year Ended July 3, 2022**
> **Form 8-K filed November 16, 2022**
> **File No. 001-40142**

Dear Thomas Shannon:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed November 16, 2022

Exhibit 99. 1 Press Release, page 1

1. In your press release you disclose the Non-GAAP measure " Adjusted EBITDA Margin". Please revise to disclose the most comparable GAAP measure "Net Loss Margin" with equal or greater prominence in any future press releases. Refer to the guidance in Item 10(e)(1)(i)A of Regulation S-K, Regulation G and Question 102.10 of the Compliance and Disclosure Interpretations Regarding Non-GAAP Measures.

2. In your press release, you disclose the Non-GAAP Measure "Center EBITDA". Please revise to disclose why you believe this measure is meaningful to potential investors as well as the additional purposes, if any, that this measure is used by management. Refer to the guidance in Item 10(e)(1)(i)(C) and (D) of Regulation S-K. Also, as it does not appear that you have adjusted for all SG&A expenses incurred during the periods in arriving at this measure, please explain in further detail how you determined the amounts of the adjustments made for SG&A expenses in arriving at this Non-GAAP measure.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Linda Cvrkel at (202) 551-3813 or Angela Lumley at (202) 551-3398 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services